UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

December 9, 2010
(Date of Report)
(Date of earliest event reported)

JOHN WILEY & SONS, INC.
(Exact name of registrant as specified in its charter)

New York
(State or jurisdiction of incorporation)

0-11507	13-5593032
Commission File Number	IRS Employer Identification Number
111 River Street, Hoboken NJ	07030
Address of principal executive offices	Zip Code

Registrant's telephone number, including area code: **(201) 748-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[ ] Written communications pursuant to Rule 425 under the Securities Act(17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
 (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
 (17 CFR 240.13e-4(c))

This is the first page of a 16 page document.

ITEM 7.01:   REGULATION FD DISCLOSURE

The information in this report is being furnished (i) pursuant to Regulation FD, and (ii) pursuant to item 12 Results of Operation and Financial Condition (in accordance with SEC interim guidance issued March 28, 2003). In accordance with General Instructions B.2 and B.6 of Form 8-K, the information in this report shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, as amended. The furnishing of the information set forth in this report is not intended to, and does not, constitute a determination or admission as to the materiality or completeness of such information.

On December 9, 2010, John Wiley & Sons Inc., a New York corporation (the "Company"), issued a press release announcing the Company's financial results for the second quarter of fiscal year 2011. A copy of the Company's press release is attached hereto as Exhibit 99.1 and incorporated.

Exhibit No.   Description

99.1   Press release dated December 9, 2010 titled "John Wiley & Sons Announces Second Quarter Fiscal Year 2011 Results" (furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and not deemed incorporated by reference in any filing under the Securities Act of 1934, as amended).

Investor Contact:
Brian Campbell
Director, Investor Relations
201-748-6874
brian.campbell@wiley.com

John Wiley & Sons Announces Second Quarter Fiscal Year 2011 Results

Second Quarter
- *Revenue growth of 1% excluding FX (-1% including FX)*
- *Revenue change by segment excluding FX: STMS +3%, P/T -6%, HE +8%*
- *Adjusted EPS growth of 3% excluding FX (-4% including FX), adjusted to exclude prior year impairment charge*
- *EPS growth of 22% excluding FX (+13% including FX)*

First Half
- *Revenue up 5% excluding FX (+2% including FX)*
- *Adjusted EPS growth of 20% excluding FX (+17% including FX), adjusted to exclude prior year impairment charge*

Outlook
- *Reiterating full-year outlook of mid-single-digit revenue growth excluding FX*
- *Excluding the first quarter deferred tax benefit and FX, forecasting fiscal year 2011 EPS growth of approximately 10% from fiscal year 2010 adjusted EPS of $2.58*

			Change	
$ millions	*FY11*	*FY10*	*Excluding FX*	*Including FX*
Revenue:				
Q2	*$442*	*$448*	*1%*	*(1%)*
6 Months	*$850*	*$836*	*5%*	*2%*
Adjusted EPS:				
Q2	*0.88*	*0.92*	*3%*	*(4%)*
6 Months	*1.60**	*1.37*	*20%*	*17%*
Reported EPS:				
Q2	*0.88*	*0.78***	*22%*	*13%*
6 Months	*1.60**	*1.24***	*33%*	*29%*

* Includes a $0.07 per share deferred income tax benefit in the first quarter of FY11 due to a 1% reduction in the UK statutory corporate income tax rate.

** Includes a $0.14 per share impairment charge related to GIT Verlag.

Note: For comparability to our full year guidance, six month EPS excluding the negative effect of FX, the $0.07 per share first quarter UK statutory tax benefit and the prior year $0.14 per share impairment charge related to GIT Verlag grew 15%.

Hoboken, NJ, December 9, 2010- For the second quarter, revenue declined 1% from prior year to $442 million, but grew 1% excluding foreign exchange. Growth in Higher Education (HE) and Scientific, Technical, Medical and Scholarly (STMS) offset a soft second quarter in Professional/Trade (P/T). Revenue for the six months increased 2% to $850 million, or 5% excluding foreign exchange.

Operating income in the quarter rose 3% over prior year to $78 million, or 12% excluding foreign exchange. Prior year operating income included an asset impairment charge of approximately $11 million, $0.14 per share, related to GIT Verlag. Excluding the prior year charge, operating income declined 10% or 3% excluding foreign exchange due to top-line results and increased investment in digital products and support systems to support future business growth. On the same basis, operating income for the six months slipped 1%, but rose 9% excluding foreign exchange.

Adjusted to exclude last year's impairment charge and foreign exchange, earnings per share (EPS) rose 3% in the quarter to $0.88, but declined 4% including foreign exchange. On a year-to-date basis, adjusted to exclude the impairment charge, EPS increased 17%, or 20% excluding foreign exchange. Top-line results, lower interest expense and a lower effective tax rate were partially offset by higher technology investments. These results are consistent with our expectations.

Management Commentary
"Despite continued softness in some of our markets, Wiley continues to drive growth in revenue and earnings on a performance basis," said William J. Pesce, President and CEO. "STMS exhibited modest top-line growth, excluding the unfavorable effect of currency. We continue to build successful relationships with current society partners, while adding new ones. Wiley Online Library has already become one of the most visited academic websites in the world. While it is still early in the calendar year 2011 journal subscription renewal process, we are pleased to be ahead of where we were at the same time last year."

Mr. Pesce continued: "After a strong first quarter, Professional/Trade, particularly in the consumer product line, had a soft quarter compared with a strong second quarter last year. Low traffic and sell-through at some retail accounts contributed to these results. eBook sales continue to grow, more than doubling over prior year in the quarter and for the six-months."

"Higher Education maintained its momentum with solid growth in high margin products, including WileyPLUS, eBooks and digital sales to institutions," said Mr. Pesce. "Higher Education's gross margin continued its upward trend, increasing to 68.3% in the first half of the year, up from 66.9% a year ago."

Outlook
Mr. Pesce concluded: "Based on year-to-date results, market conditions and leading indicators, we reiterate our fiscal year 2011 guidance of mid-single-digit revenue growth on a currency neutral basis. Excluding the effect of foreign exchange and the first quarter deferred tax benefit, we continue to project EPS growth of approximately 10% from fiscal year 2010 adjusted EPS of $2.58. For comparative purposes, the full year weighted average foreign exchange rates reflected in Wiley's income statement for fiscal year 2010 were approximately 1.60 Sterling and 1.40 Euro."

Foreign Exchange
The foregoing and following references to "currency neutral basis", "excluding foreign exchange" and "performance basis" exclude the effect of foreign exchange transactions and translations.

SCIENTIFIC, TECHNICAL, MEDICAL AND SCHOLARLY (STMS)
- *Second quarter revenue +3% excluding FX, +5% YTD*
- *Second quarter contribution to profit +3% excluding FX and a prior year impairment charge, +6% YTD*
- *Journal license subscription renewals proceeding as expected; total billings for calendar year 2011 moderately ahead of prior year*
- *Signed publishing contracts in the quarter for 10 new society journals; renewed or extended 10 existing journal publishing contracts*
- *Wiley Online Library now the second most-visited academic website in the world*

STMS revenue for the quarter was down 2% to $245 million, but rose 3% excluding foreign exchange. Higher journal revenue from production scheduling, moderate price increases, new business and increased advertising was partially offset by lower journal reprint sales. Book revenue excluding foreign exchange showed moderate growth in the quarter, reflecting higher online book sales and lower sales returns.

Direct contribution to profit declined 4% to $103 million, but increased 3% excluding foreign exchange and an $11 million impairment charge in the prior year related to GIT Verlag. Top-line growth drove the results. Including the impairment charge, direct contribution to profit for the quarter grew 16% excluding foreign exchange.

For the six months, STMS revenue was down 1% to $474 million, but increased 5% excluding foreign exchange. Excluding the prior year impairment charge, direct contribution to profit decreased 2% to $197 million, but increased 6% excluding foreign exchange. Top-line performance by journals and books drove the results.

Wiley Online Library
Wiley Online Library, the Company's new online research platform launched on August 9[th.] The transition from Wiley InterScience to Wiley Online Library has already resulted in a significant increase over prior year in the number of visits and downloads. It has become the second most visited academic website in the world. Other highlights:
- Wiley Online Library is among the top 1500 most popular websites around the world *(Alexa Rankings)*
- Access to full text HTML in September 2010 increased by 56% over prior year
- Access to full text PDFs in September 2010 increased by 15% over prior year

Society Activity
- 10 new society journals signed in the quarter; 23 during the six months
- 10 renewals/extensions in the quarter; 25 during the six months
- 1 journal not renewed in the quarter; 2 not renewed through the first half

Key New Contracts

- Three journals (*Journal of Wildlife Management, Wildlife Monographs* and the forthcoming re-launch of the *Wildlife Society Bulletin*) on behalf of The Wildlife Society
- *Journal of Midwifery and Women's Health* with the American College of Nurse Midwives
- *International Journal of Language and Communication Disorders* on behalf of the Royal College of Speech and Language Therapists, providing Wiley with a strong foundation in the field, opening opportunities to add content and relationships
- *International Forum of Allergy & Rhinology* for the American Rhinologic Society and the American Academy of Otolaryngic Allergy
- *Biotechnology and Applied Biochemistry* on behalf of the International Union of Biochemistry and Molecular Biology
- *European Management Review* with the European Academy of Management
- *Structural Concrete* with the International Federation for Structural Concrete

Nobel Laureates

Wiley and its acquired companies have published the works of more than 400 Nobel laureates in all categories: Literature, Economics, Physiology or Medicine, Physics, Chemistry and Peace. The latest Nobel Prize winners with Wiley connections were announced in October and November:

- The Nobel Prize in Physics was awarded in the area of solid state physics to Wiley authors Andre Geim and Kostya Novoselov for ground breaking experiments on the two-dimensional carbon material graphene
- Nobel Prize winners for Chemistry, Ei-Ichi Negishi and Richard Heck, are respectively Editor of our *Handbook of Organopalladium Chemistry for Organic Synthesis* and Advisory Board member and chapter author for our *Organic Reactions* book series

Alliances

In October, Wiley announced the launch of a pilot program to provide a portfolio of biotechnology journals through DeepDyve, the largest online rental service for scientific and scholarly research articles. DeepDyve targets knowledge workers who do not have access to content via an institutional library. The pilot will feature 26 journals with content dating back to 1912, including the *Journal of Pharmaceutical Science, American Journal of Medical Genetics, Biotechnology* and *Bioengineering and Cell Proliferation.*

Emergency Access

Wiley has enabled free access to all health sciences journals for health workers in Pakistan in support of the relief effort following the recent floods. The initiative, part of the Emergency Access Initiative (EAI) from the National Library of Medicine, allows immediate online access for a set period following an incident. In early 2010, Wiley participated in the EAI effort in Haiti.

Journal Impact

Thomson ISI, a leading evaluator of journal influence and impact, recently updated its Impact Factor data from the 2009 Journal Citation Reports, which were originally posted in June of 2010. Please see our updated Impact Factor press release at:
http://www.wiley.com/WileyCDA/PressRelease/pressReleaseId-87077.html.

PROFESSIONAL/TRADE (P/T)

- *Second quarter revenue down 6% excluding FX, +2% YTD*
- *Second quarter contribution to profit down 16% excluding FX, flat YTD*
- *Consumer and technology categories impacted by strong front list in the prior year and low sell-through in the US*
- *Second quarter sales in EMEA markets up 16% excluding FX, 24% YTD*
- *Market share maintained or increased across categories*
- *Six-month eBook revenue more than doubled over prior year to $10 million*

Second quarter P/T revenue fell 6% to $113 million, both on a reported and currency neutral basis. The decline was attributed to softness in the consumer and technology categories, a strong prior year front list and a weak retail market in the US. Growth was strong in EMEA, while Asia-Pacific was flat with prior year.

Direct contribution to profit fell 16% to $29 million for the quarter, reflecting top-line performance and lower margins due to sales mix.

For the six months, P/T revenue was up 1% over the prior year period, or 2% excluding foreign exchange. Direct contribution to profit declined 1%, but was flat excluding foreign exchange. Higher revenue was offset by increased employment costs.

Categories

- *Business* grew 4% in the quarter (+8% YTD), with accounting and Pfeiffer HR/training resources performing well
- *Consumer* fell 15% in the quarter (-10% YTD) vs. a strong prior year front list, mostly in cooking and travel
- *Education* grew 13% in the quarter (+25% YTD), fueled by the best seller *Teach Like a Champion* by Doug Lemov
- *Technology* fell 13% in the quarter (+6% YTD) from a strong prior year driven by major software releases
- *Architecture*, yet to rebound from the recession, was down 8% in the quarter (-4% YTD)
- *Psychology* was flat in the quarter (+8% YTD)

eBooks

- eBook sales more than doubled in the quarter and six-months to $6 million and $10 million, respectively
- Apple iBookstore agreements include the US, Canada, the UK and Australia

Other Digital Initiatives/Products

- Our first enhanced eBook - *Lights, Camera, Capture* by Bob Davis - was released on the iTunes Store in October. A cross between a book and an application, the product contains over 150 videos and many interactive features for the photography enthusiast. It became the #1 grossing app in photography and the 29th overall grossing iPad App in the entire iTunes store.

- We successfully launched 220 custom country, city and regional overviews for Small Luxury Hotels , creating original content to inspire the luxury traveller to stay at one of their niche hotels.
- We embedded Frommer's US points of interest content in Citibank's iAd Story Sparker campaign, joining forces with one of the first advertisers on this exciting new ad platform from Apple.

New Books
- Business and Finance: *The Truth About Leadership* by Jim Kouzes and Barry Posner; *Undercover Boss: Inside the TV Phenomenon that is changing Bosses and Employees Everywhere* by Mark Lambert and Eli Holtzman; *Real-Time Marketing & PR: How to Engage Your Market, Connect with Customers, and Create Products that Grow Your Business Now* by David Meerman Scott(the follow-up to David's BusinessWeek best-seller, *New Rules of Marketing and PR)*; *The Social Media Bible: Tactics, Tools, and Strategies for Business Success, 2nd Edition* by Lon Safko; *UnMarketing: Stop Marketing. Start Engaging* by Scott Stratten; *And the Clients Went Wild!: How Savvy Professionals Win All the Business They Want* by Maribeth Kuzmeski; *Facebook For Dummies, 3rd Edition* by Carolyn Abram and Leah Pearlman; *Photoshop Elements 9 For Dummies* by Barb Obermeier and Ted Padova.
- Consumer: *Cognitive Behavioural Therapy For Dummies* 2nd Edition by Rhena Branch and Rob Thomas; *Semi-Homemade: The Complete Cookbook* by Food Network star Sandra Lee; *Better Homes & Gardens New Cook Book 15th Edition*; *Avec Eric* by Eric Ripert; The Culinary Institute of America's *Exploring Wine, 3rd Edition* by Stephen Kolpan, Brian Smith and Michael Weiss.
- Technology: *Windows Phone 7 Secrets* by Paul Thurrott
- Education: *The Amish Way: Patient Faith in a Perilous World* by Donald Kraybill, Steven Nolt and David L. Weaver-Zercher
- Architecture: *Building: Project Planning and Cost Estimating, 3rd Edition* by RSMeans
- Public Health Management: Wiley published the three volume *Risk Management Handbook for Health Care Organizations*, edited by Roberta Carroll and the American Society for Healthcare Risk Management. More than forty risk managers, lawyers and insurance professionals present the most authoritative techniques and practices of today's healthcare risk managers.

HIGHER EDUCATION (HE)
- *Second quarter revenue +8% excluding FX, +10% YTD*
- *Second quarter contribution to profit +13% excluding FX, +19% YTD*
- *eBooks, digital content sold directly to institutions, binder editions and custom publishing grew by 25% to $13 million and represented approximately 16% of the global HE business during the quarter*
- *WileyPLUS revenue in the quarter grew 13% over prior year to $12 million, with digital-only sales now accounting for approximately 48% of total WileyPLUS sales*

Second quarter HE revenue grew 9% to $84 million, or 8% excluding foreign exchange. Growth was strongest in North America, driven by double-digit increases in engineering/computer science and the sciences. Contributing to the results were higher sales of eBooks, digital content sold directly to for-profit institutions, lower book returns and WileyPLUS.

Direct contribution to profit improved 14% from prior year to $32 million, or 13% on a currency neutral basis due to top-line growth.

For the six months, HE revenue advanced 11% to $163 million or 10% excluding foreign exchange. Direct contribution to profit increased 20%, or 19% excluding foreign exchange. Top-line growth and improved gross margin from higher digital revenue drove the results.

Global Revenue -Second Quarter
- *Americas* grew 12% to $64 million, including or excluding FX
- *EMEA* rose 2% to $8 million, or 6% excluding FX
- *Asia-Pacific* was flat at $12 million, but declined 6% excluding FX

Second Quarter Sales Results (excluding FX)
- Engineering and Computer Science: Revenue of $12 million increased 14% vs. prior year. Growth was driven by Callister: *Materials Science 8e;* Rainer: *Introduction to IS 3e;* Montgomery: *Applied Statistics 5;* and Horstmann: *Big Java 4e* and *Java for Everyone 1e.*
- Science: Revenue of $19 million increased 19% vs. prior year. Books driving growth include Halliday: *Physics 9e;* Solomons: *Organic Chemistry 10e;* Grosvenor: *Visualizing Nutrition 1e;* and Karp: *Cell and Molecular Biology 6e.*
- Business and Accounting: Revenue of $22 million increased 5% over prior year, with significant revenue coming from Weygandt: *Financial Accounting 7e* and *Managerial Accounting 5e,* as well as Schermerhorn: *Organizational Behavior 11e* and Boone: *Contemporary Business 13e Update.*
- Social Science: Revenue of $14 million fell 3% from prior year. Key publications include deBlij: Regions *14e;* Gisslen: *Cooking 7e;* Comer: *Psychology 1e;* and Strahler: *Physical Geography 5e.*
- Mathematics: Revenue of $8 million was up 4% over prior year, with strong growth coming from Hughes Hallett: *Applied Calculus 4e* and Mann: *Statistics 7e.*
- Microsoft Official Academic Course: Revenue fell 1% vs. prior year.

Digital Sales – Second Quarter
- Global billings of WileyPLUS grew 7% to $11 million.
- WileyPLUS digital-only billings (not packaged with a print textbook) grew 24% to $5 million.
- WileyPLUS sales to for-profit institutions were up 33% over prior year.
- Deferred and unearned WileyPLUS revenue as of October 31st was $12 million compared with $11 million a year ago.
- Validation rate (% of students utilizing the application) increased year-over-year from 65% to 72%.
- eBook revenue was up 77% to $3 million.

Note:
The Company provides income measures referred to as adjusted EPS, which exclude certain items. Management believes the exclusion of such items provides additional information to

facilitate the analysis of results. **These non-GAAP measures are not intended to replace the financial results reported in accordance with GAAP.**

Conference Call

Wiley will hold a conference call today, December 9 at 10:00 a.m. (EDT) to discuss its financial results for the second quarter of fiscal year 2011.

To participate in the conference call, please dial the following number approximately ten minutes prior to the 10:00 a.m. start time: **(866) 551-3680** and enter the participant code 6768814#. International callers, please dial the following number approximately ten minutes prior to the 10:00 a.m. start time: **(212) 401-6760** and enter the participant code 6768814#.

You may also listen to a live audio webcast of the call by accessing *www.wiley.com> Investor Relations> Events and Presentations*, or http://www.wiley.com/WileyCDA/Section/id-370238.html

A replay of the conference call will be available through December 16, 2010 and may be accessed by calling **(866) 551-4520** and entering pin code 268454#. Additionally, an archive of the webcast will be available at 1:30 p.m. on December 9 at http://www.wiley.com/WileyCDA/Section/id-370238.html for a period of up to 14 days.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This release contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used book market; (vii) worldwide economic and political conditions; (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) the ability of the Company to successfully integrate acquired operations and realize expected opportunities and (x) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

About Wiley

Founded in 1807, John Wiley & Sons, Inc. has been a valued source of information and understanding for more than 200 years, helping people around the world meet their needs and fulfill their aspirations. Wiley and its acquired companies have published the works of more than 400 Nobel laureates in all categories: Literature, Economics, Physiology or Medicine, Physics, Chemistry, and Peace.

Our core businesses publish scientific, technical, medical, and scholarly journals, encyclopedias, books, and online products and services; professional/trade books, subscription products, training materials, and online applications and Web sites; and educational materials for undergraduate and graduate students and lifelong learners. Wiley's global headquarters are located in Hoboken, New Jersey, with operations in the U.S., Europe, Asia, Canada, and Australia. The Company's Web site can be accessed at http://www.wiley.com. The Company is listed on the New York Stock Exchange under the symbols JWa and JWb.

JOHN WILEY & SONS, INC.
UNAUDITED SUMMARY OF OPERATIONS
FOR THE SECOND QUARTER ENDED
October 31, 2010 AND 2009
(in thousands, except per share amounts)

US GAAP

		Second Quarter Ended October 31,			Six Months Ended October 31,		
		2010	2009	% Change	2010	2009	% Change
Revenue	$	441,844	447,958	-1%	$ 849,782	836,333	2%
Costs and Expenses							
Cost of Sales		139,539	138,770	1%	264,808	260,306	2%
Operating and Administrative Expenses		215,863	213,383	1%	426,891	415,496	3%
Intangible Asset Impairment		-	11,498		-	11,498	
Amortization of Intangibles		8,712	8,993	-3%	17,294	18,069	-4%
Total Costs and Expenses		364,114	372,644	-2%	708,993	705,369	1%
Operating Income		77,730	75,314	3%	140,789	130,964	8%
Operating Margin		17.6%	16.8%		16.6%	15.7%	
Interest Expense		(4,823)	(8,903)	-46%	(10,531)	(17,826)	-41%
Foreign Exchange Losses		(76)	(938)		(759)	(10,693)	
Interest Income and Other, Net		463	111		883	256	
Income Before Taxes		73,294	65,584	12%	130,382	102,701	27%
Provision for Income Taxes		19,636	19,327		32,679	29,567	
Net Income	$	53,658	46,257	16%	$ 97,703	73,134	34%
Earnings Per Share- Diluted	$	0.88	0.78	13%	$ 1.60	1.24	29%
Average Shares - Diluted		61,005	59,235		60,934	59,166	

ADJUSTED

		Second Quarter Ended October 31,			Six Months Ended October 31,		
		2010	2009	% Change	2010	2009	% Change
Revenue	$	441,844	447,958	-1%	$ 849,782	836,333	2%
Costs and Expenses							
Cost of Sales		139,539	138,770	1%	264,808	260,306	2%
Operating and Administrative Expenses		215,863	213,383	1%	426,891	415,496	3%
Amortization of Intangibles		8,712	8,993	-3%	17,294	18,069	-4%
Total Costs and Expenses		364,114	361,146	1%	708,993	693,871	2%
Adjusted Operating Income (A)		77,730	86,812	-10%	140,789	142,462	-1%
Adjusted Operating Margin (A)		17.6%	19.4%		16.6%	17.0%	
Interest Expense		(4,823)	(8,903)	-46%	(10,531)	(17,826)	-41%
Foreign Exchange Losses		(76)	(938)		(759)	(10,693)	
Interest Income and Other, Net		463	111		883	256	
Adjusted Income Before Taxes (A)		73,294	77,082	-5%	130,382	114,199	14%
Adjusted Provision for Income Taxes (A)		19,636	22,661		32,679	32,901	
Adjusted Net Income (A)	$	53,658	54,421	-1%	$ 97,703	81,298	20%
Earnings Per Share – Diluted (A)	$	0.88	0.92	-4%	$ 1.60	1.37	17%
Average Shares - Diluted		61,005	59,235		60,934	59,166	

(A)　Excludes an intangible asset impairment charge of $11.5 million pre-tax, or $8.2 million after-tax ($0.14 per share), for the second quarter and six months ending October 31, 2009.

Note: The Company has provided income measures excluding certain items described above, in addition to net income determined in accordance with GAAP. These non-GAAP financial measures, as shown in the attached Adjusted Summary of Operations, are used in evaluating results of operations for internal purposes. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with GAAP. Rather, the Company believes the exclusion of such items provides additional information to investors to facilitate the comparison of past and present operations.

JOHN WILEY & SONS, INC.
UNAUDITED SEGMENT RESULTS
FOR THE SECOND QUARTER ENDED
October 31, 2010 AND 2009
(in thousands)

	Second Quarter Ended October 31,				Six Month Ended October 31,		
	2010	2009	% Change		2010	2009	% Change
Revenue							
Scientific, Technical, Medical and Scholarly	$ **244,882**	250,772	-2%		$ **474,281**	480,225	-1%
Professional/Trade	**112,825**	120,247	-6%		**212,723**	209,926	1%
Higher Education	**84,137**	76,939	9%		**162,778**	146,182	11%
Total	$ **441,844**	447,958	-1%		$ **849,782**	836,333	2%
Direct Contribution to Profit							
Scientific, Technical, Medical and Scholarly							
Adjusted Direct Contribution to Profit (A)	$ **103,151**	106,996	-4%		$ **196,894**	200,901	-2%
Intangible Asset Impairment	-	(11,498)			-	(11,498)	
Scientific, Technical, Medical and Scholarly – US GAAP	**103,151**	95,498	8%		**196,894**	189,403	4%
Professional/Trade	**29,152**	34,864	-16%		**50,837**	51,298	-1%
Higher Education	**31,714**	27,784	14%		**64,015**	53,405	20%
Total	$ **164,017**	158,146	4%		$ **311,746**	294,106	6%
Shared Services and Administrative Costs							
Distribution	$ **(27,201)**	(27,419)	-1%		$ **(54,221)**	(54,445)	0%
Technology Services	**(28,421)**	(24,597)	16%		**(55,971)**	(47,240)	18%
Finance	**(10,364)**	(10,253)	1%		**(20,382)**	(20,706)	-2%
Other Administration	**(20,301)**	(20,563)	-1%		**(40,383)**	(40,751)	-1%
Total	$ **(86,287)**	(82,832)	4%		$ **(170,957)**	(163,142)	5%
Operating Income	$ **77,730**	75,314	3%		$ **140,789**	130,964	8%

(A) Excludes intangible asset impairment charges of $11.5 million for the second quarter and six months ending October 31, 2009

JOHN WILEY & SONS, INC.
UNAUDITED CONDENSED STATEMENTS OF FINANCIAL POSITION
(in thousands)

		October 31,		April 30,
		2010	2009	2010
Current Assets				
Cash & cash equivalents	$	**112,311**	61,127	153,513
Accounts receivable		**222,085**	229,302	186,535
Inventories		**99,462**	105,741	97,857
Prepaid and other		**28,858**	19,716	47,809
Total Current Assets		**462,716**	415,886	485,714
Product Development Assets		**102,734**	95,279	107,755
Property, Equipment and Technology		**153,060**	149,310	152,684
Intangible Assets		**919,904**	974,349	911,550
Goodwill		**628,251**	636,874	615,479
Deferred Income Tax Benefits		**7,647**	11,841	6,736
Other Assets		**39,312**	35,259	36,284
Total Assets		**2,313,624**	2,318,798	2,316,202
Current Liabilities				
Accounts and royalties payable		**192,836**	187,081	158,870
Deferred revenue		**111,847**	107,873	275,653
Accrued employment costs		**46,935**	42,183	81,507
Accrued income taxes		**18,328**	5,771	2,516
Accrued pension liability		**2,291**	2,614	2,245
Other accrued liabilities		**50,301**	57,325	63,581
Current portion of long-term debt		**101,250**	78,750	90,000
Total Current Liabilities		**523,788**	481,597	674,372
Long-Term Debt		**555,750**	774,426	559,000
Accrued Pension Liability		**123,747**	80,231	119,280
Deferred Income Taxes		**172,467**	190,364	167,669
Other Long-Term Liabilities		**75,515**	89,218	73,445
Shareholders' Equity		**862,357**	702,962	722,436
Total Liabilities & Shareholders' Equity	$	**2,313,624**	2,318,798	2,316,202

JOHN WILEY & SONS, INC.
UNAUDITED STATEMENTS OF FREE CASH FLOW
(in thousands)

		Six Months Ended October 31,	
		2010	2009
Operating Activities:			
Net income	$	97,703	73,134
Amortization of intangibles		17,294	18,069
Amortization of composition costs		24,284	22,689
Depreciation of property, equipment and technology		22,356	19,383
Impairment of intangible assets (net of tax)		-	8,164
Stock-based compensation		8,314	7,578
Excess tax benefits from stock-based compensation		(1,827)	(319)
Foreign exchange transaction losses		759	10,693
Pension expense, net of contributions		6,365	(12,103)
Non-cash charges and other		55,863	56,003
Change in deferred revenue		(167,102)	(161,935)
Net change in operating assets and liabilities, excluding acquisitions		316	(1,290)
Cash Provided by Operating Activities		64,325	40,066
Investments in organic growth:			
Additions to product development assets		(68,649)	(67,791)
Additions to property, equipment and technology		(20,805)	(20,408)
Free Cash Flow		(25,129)	(48,133)
Other Investing and Financing Activities:			
Acquisitions, net of cash		(4,322)	(4,271)
Repayment of long-term debt		(174,700)	(382,500)
Borrowings of long-term debt		182,700	413,276
Change in book overdrafts		(19,595)	(9,753)
Cash dividends		(19,257)	(16,389)
Purchase of treasury shares		(313)	-
Proceeds from exercise of stock options and other		15,137	1,922
Excess tax benefits from stock-based compensation		1,827	319
Cash (Used for) Provided by Investing and Financing Activities		(18,523)	2,604
Effects of Exchange Rate Changes on Cash		2,450	3,828
Decrease in Cash and Cash Equivalents for Period	$	(41,202)	(41,701)

RECONCILIATION TO GAAP PRESENTATION

Investing Activities:			
Additions to product development assets	$	(68,649)	(67,791)
Additions to property, equipment and technology		(20,805)	(20,408)
Acquisitions, net of cash		(4,322)	(4,271)
Cash Used for Investing Activities	$	(93,776)	(92,470)
Financing Activities:			
Cash Provided by Investing and Financing Activities	$	(18,523)	2,604
Less:			
Acquisitions, net of cash		(4,322)	(4,271)
Cash (Used for) Provided by Financing Activities	$	(14,201)	6,875

Note: The Company's management evaluates performance using free cash flow. The Company believes free cash flow provides a meaningful and comparable measure of performance. Since free cash flow is not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including cash used for investing activities and financing activities, as an indicator of performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

JOHN WILEY & SONS, INC.
Registrant

By   /s/ William J. Pesce
       William J. Pesce
       President and Chief Executive Officer

By   /s/ Ellis E. Cousens
       Ellis E. Cousens
       Executive Vice President and
       Chief Financial & Operations Officer

Dated: December 9, 2010